VIA EDGAR

March 15, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Austin Pattan

Re: ZOOZ Power Ltd.

Amendment No. 1 to Registration Statement on Form F-4

Filed March 11, 2024

File No. 333-277295

Dear Mr. Pattan,

ZOOZ Power Ltd. (the “Company,” “ZOOZ,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 13, 2024, regarding our Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”), filed with the Commission on March 11, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments to the Registration Statement have been made in the Company’s Amendment No. 2 to the Registration Statement on Form F-4 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-4
Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Condensed Combined Pro Forma Financial Information Note 2.

Accounting Policies, page 59

1.	You indicate in response to prior comment 1 that, because each gross revenue target earnout provision commences with the first full fiscal quarter following the previous Earnout Milestone Achievement Date, the settlements for each separate, independent earnout are considered fixed-for-fixed since the exercise price is fixed and the number of shares is fixed. However, it is unclear how each of the three milestones are separate and independent given the terms of the stock price targets do not align with the revenue target periods, which could result in multiple settlement outcomes during a period. In light of the variability of the settlement amounts, which are based on stock price targets and the amount of revenues during the period, it is unclear how the earnout provisions meet the criteria in Step 2 of the guidance in ASC 815-40-15-7C through 7F to qualify for equity classification. Please revise or provide a more fulsome analysis supporting your accounting conclusion.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has amended the business combination agreement to remove all earnout milestones relating to any revenues and, as a result, bases the earnout only on share price targets. Each share price target, if achieved, would result in issuance of a set and fixed amount of shares.

The Company and relevant parties have entered into this amendment to the business combination agreement which is included as an annex and exhibit to the Amended Registration Statement, and have entered into an amendment to the sponsor letter agreement to make corresponding amendments, which is also included as an exhibit to the Amended Registration Statement. The Company has updated disclosure in the Amended Registration Statement in respect of the Staff’s comment to reflect these amendments.

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have any further comments, please feel free to contact Nahal A. Nellis, Esq. at nnellis@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Boaz Weizer
Boaz Weizer, Chief Executive Officer
ZOOZ Power Ltd.

cc:	Nahal Nellis, Esq.
Ellenoff Grossman & Schole LLP